FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [ NO FEE REQUIRED]

For the fiscal year ended December 31, 1998.

                                      OR


[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ________________

Commission file number 0-20793

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SMITHWAY MOTOR XPRESS, INC. 401(k) RETIREMENT SAVINGS
                              AND INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Smithway Motor Xpress Corp.
                               2031 Quail Avenue
                            Fort Dodge, Iowa  50501

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN




                                Table of Contents




                                                                            Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits                          2

Statements of Changes in Net Assets Available for Plan Benefits               2

Notes to Financial Statements                                                 3

Schedule

1    Item 27a - Schedule of Assets Held for
                Investment Purposes                                           6

2    Item 27a - Schedule of Assets Held for Investment
                Purposes Which Were Both Acquired and
                Disposed of Within the Plan Year                              7

3    Item 27b - Schedule of Loans or Fixed Income Obligations                 7

4    Item 27c - Schedule of Leases in Default or
                Classified as Uncollectible                                   7

5    Item 27d - Schedule of Reportable Transactions                           8

6    Item 27e - Schedule of Nonexempt Transactions                            8

                          Independent Auditors' Report




     The Plan Trustees
     Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:


     We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audit of the Plan's financial statements as of and for the years ended December 31, 1998 and 1997, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules 1 through 6 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     KPMG Peat Marwick LLP
     Des Moines, Iowa
     June 14, 1999

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits
                           December 31, 1998 and 1997

                                                       1998             1997
                                                  -------------   --------------
Assets:
   Cash                                           $   375,187          170,863
                                                  -------------   --------------
   Investments:
     Investment in registered investment
          companies                                 6,199,616        5,528,116
     Common stock                                   3,562,971        6,354,817
     Loans to participants                            920,114          759,248
                                                  ------------    --------------

                                                   10,682,701       12,642,181

   Contributions receivable - employees               108,783           46,566
   Contributions receivable - employer                229,526          142,579
   Other receivables                                   11,186           21,358

                                                  -------------   --------------

       Total assets                                11,407,383       13,023,547


Liabilities (note 6)                                   29,137           18,122

                                                  --------------  --------------
Net assets available for benefits (note 2)        $11,378,246       13,005,425
                                                  =============   ==============

         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 1998 and 1997

                                                       1998            1997
                                                  -------------   --------------

Additions to net assets attributed to:

   Employer contributions (note 3)                $   225,379          142,579
   Employee contributions and rollovers (note 3)    1,289,811          605,539
   Net investment (loss) income (note 2)           (1,433,705)       3,346,959
                                                  -------------   --------------

           Total additions                             81,485        4,095,077
                                                  -------------   --------------

Deductions from net assets attributed to:

   Benefits paid to participants (note 5)           1,668,849        1,203,991
   Administrative fees                                 39,628           18,258
   Other deductions                                       187               --
                                                 -------------    --------------

           Total deductions                         1,708,664        1,222,249
                                                 -------------    --------------

           Net (decrease) increase in net
           assets available for benefits           (1,627,179)        2,872,828


Transfer in from employee stock
     ownership plan (note 2)                                --        8,174,002

Net assets available for benefits:
   Beginning of year                                13,005,425        1,958,595
                                                 -------------    --------------
   End of year                                   $  11,378,246       13,005,425
                                                 ==============  ===============

See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(K)

                      RETIREMENT SAVINGS AND INVETMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)     Summary of Significant Accounting Policies

        Plan Information and Basis of Presentation

    The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service. Participants should refer to the Plan agreement for more complete information.

        Investments

    Investments, other than loans, are reported at fair value, as determined by using available market information. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

    Net investment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

        Administrative Fees

    Certain administrative fees are paid by the Company.

        Income Taxes

    The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An updated determination letter has not been requested; however, UMB Bank (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

        Use of Estimates

    The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                      RETIREMENT SAVINGS AND INVETMENT PLAN

                          Notes to Financial Statements
                           December 31, 1998 and 1997


Net Assets Available for Benefits

    The Plan Administrator maintains funds received from the Plan primarily in registered investment companies. During 1997, the Company transferred the assets of its employee stock ownership plan and trust to the Plan, allowing for investments in Company common stock.

    The changes in net assets available for benefits by investment fund for the years ended December 31, 1998 and 1997, were as follows:

                                                                     Capital
                                             Fidelity                 Preser-
                                             Asset       Fidelity     vation     PBHG       Putnam
                                              Manager    Magellan      Fund      Growth     Vista
                                          ------------  ----------   ---------- ---------- ----------

Balance at December 31, 1996              $   60,764      870,049      209,600    381,534    92,848

Transfer from employee stock
   ownership plan                               --           --          --           --        --
Contributions and other additions             48,446      196,778       75,493    133,382    41,316
Transfers between funds and loan activity    997,996      622,752      488,865    468,841   192,401
Net investment income                        148,251      344,049       30,572     34,184    46,843
Benefit payments,withdrawals, transfers     (150,396)    (148,768)    (117,856)   (81,198)  (38,008)
Administrative fees                           (2,234)      (7,606)        (772)    (3,059)     (648)
                                           ----------   ----------   ---------- ---------- ----------
Balance at December 31, 1997               1,102,827    1,877,254      685,902    933,684   334,752


Contributions and other additions            192,835      407,635       91,532    327,625   136,343
Transfers between funds and loan activity    (37,939)    (171,787)      75,120   (295,374)  (64,425)
Net investment income (loss)                 175,097      650,574       50,958     35,302    77,250
Benefit payments, withdrawals, transfers    (229,521)    (503,625)    (139,381)   (95,875)  (46,684)
Administrative fees and other deductions     (10,874)      (7,705)      (7,060)    (4,949)   (2,686)
                                           ----------   ----------   ---------- ---------- ---------
Balance at December 31, 1998              $1,192,425    2,252,346      757,071    900,413   434,550
                                           ==========   ==========   ========== ========== =========

                                                        Smithway
                                                        Motor
                                                        Xpress        Loans
                                           Strong       Corp           to
                                           Government   Common        Partici-
                                           Securities   Stock         pants       Other          Total
                                          -----------  -----------  ------------ -----------   -----------

Balance at December 31, 1996               $  222,788            --     86,478     34,534       1,958,595

Transfer from employee stock
   ownership plan                                  --     8,174,002         --         --       8,174,002
Contributions and other additions              58,572        33,306         --     160,825        748,118
Transfers between funds and loan activity     296,779    (3,786,975)   656,181      63,160             --
Net investment income                          46,217     2,676,188     16,589       4,066      3,346,959
Benefit payments,withdrawals, transfers       (31,514)     (738,712)        --     102,461     (1,203,991)
Administrative fees                            (1,572)       (2,992)        --         625        (18,258)
                                           -----------    ----------- ---------- ---------    ------------
Balance at December 31, 1997                   591,270     6,354,817   759,248     365,671     13,005,425


Contributions and other additions               83,429       130,771        --     145,020      1,515,190
Transfers between funds and loan activity       48,137       180,532   279,811     (14,075)            --
Net investment income (loss)                    56,845    (2,483,348)       --       3,617     (1,433,705)
Benefit payments, withdrawals, transfers      (113,619)     (598,653) (118,945)    177,454     (1,668,849)
Administrative fees and other deductions        (3,251)      (21,148)       --      17,858        (39,815)

                                            -----------   -----------  --------- ---------    ------------
Balance at December 31, 1998                $  662,811     3,562,971    920,114    695,545     11,378,246
                                            ===========   ===========  ========= =========    ============

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                      RETIREMENT SAVINGS AND INVETMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(3) Contributions

    Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year.

    Employees may make voluntary contributions to the Plan up to 15% of their compensation, subject to certain limitations as specified in the Plan agreement.

(4) Participant Accounts

    Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

    Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100% vested after six years of service.

(5) Benefits

    Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

(6) Other Liabilities

    Other liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants, benefit claims payables, and other miscellaneous operating payables.

(7) Plan Termination

    Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                                   Schedule 1
           Item 27a - Schedule of Assets Held for Investment Purposes

                           December 31, 1998 and 1997

                                                                    1998
                                                     -----------------------------------
                                                                            Fair
Description                                               Cost              value
--------------------                                 ---------------   -----------------

Fidelity Asset Manager                              $     1,167,013           1,192,425
Fidelity Magellan                                         1,071,276           2,252,346
Capital Preservation Fund                                   757,071             757,071
PBHG Growth                                                 621,080             900,413
Putnam Vista                                                406,270             434,550
Strong Government Securities                                652,345             662,811
Smithway Motor Xpress Corp. common stock                    688,765           3,562,971
                                                      ---------------   -----------------

                                                          5,363,820           9,762,587

Loans to participants                                       920,114             920,114
                                                      ---------------   -----------------
                                                    $     6,283,934          10,682,701
                                                      ===============   =================

                                                                     1997
                                                      -----------------------------------
                                                                               Fair
Description                                                  Cost              value
------------------------------------                  ---------------   -----------------
Fidelity Asset Manager                                $     993,077           1,102,827
Fidelity Magellan                                           795,160           1,877,254
Capital Preservation Fund                                   682,692             685,902
PBHG Growth                                                 539,486             933,684
Putnam Vista                                                312,176             334,752
Strong Government Securities                                577,141             591,270
Smithway Motor Xpress Corp. common stock                    340,130           6,354,817
Cash                                                          2,427               2,427
                                                      ---------------   -----------------
                                                          4,242,289          11,882,933

Loans to participants                                       759,248             759,248
                                                      ---------------   -----------------
                                                      $   5,001,537          12,642,181
                                                      ===============   =================

See accompanying independent auditors' report.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                                   Schedule 2
           Item 27a - Schedule of Assets Held for Investment Purposes
          Which Were Both Acquired and Disposed of Within the Plan Year

                           December 31, 1998 and 1997

                                   1998 - NONE
                                   1997 - NONE


                                   Schedule 3
            Item 27b - Schedule of Loans or Fixed Income Obligations


                                   1998 - NONE
                                   1997 - NONE


                                   Schedule 4
     Item 27c - Schedule of Leases in Default or Classified as Uncollectible



                                   1998 - NONE
                                   1997 - NONE


See accompanying independent auditors' report.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                                   Schedule 5
                 Item 27d - Schedule of Reportable Transactions
                     Years ended December 31, 1998 and 1997

                                                                     1998
                                                                     ----

                                                 Purchase          Proceeds      Gain (loss)
                                                 price of            from              on
                    Description                  additions       dispositions    dispositions
                    -----------                  ----------      -------------   ------------

Fidelity Magellan                                 552,984           769,383          410,260
PBHG Growth                                       325,772           391,273          141,055
Smithway Motor Xpress Corp. common stock          829,234         1,128,699          648,059
Cash (money market fund)                          482,505           288,783               --
Loans to participants                             492,777           331,610               --
                                                 ==========       ===========    ============

                                                                    1997
                                                                    ----

                                                 Purchase          Proceeds      Gain (loss)
                                                 price of            from            on
                    Description                  additions       dispositions    dispositions
                    -----------                -----------       ------------    ------------

Fidelity Asset Manager                         $ 1,182,042           208,056           19,092
Fidelity Magellan                                  992,913           298,498          100,746
Capital Preservation Fund                          112,764           171,005               --
PBHG Growth                                         73,188           243,893           70,409
Putnam Vista                                        90,928           117,797            4,298
Strong Government Securities                        53,942            89,728            1,273
Smithway Motor Xpress Corp. common stock           596,886         1,223,695          556,645
Loans to participants                              762,895           101,545               --
                                                 ==========       ===========     ============




                                   Schedule 6
                  Item 27e - Schedule of Nonexempt Transactions


                                   1998 - NONE
                                   1997 - NONE


See accompanying independent auditors' report.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SMITHWAY MOTOR XPRESS, INC.  401(k)
                                    RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 29, 1999
                                          /s/ Tom Nelson
                                    By:___________________________________
                                          Tom Nelson, Administrator